April 15, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Errol Sanderson
Pamela A. Long

Re:	Tutor Perini Corporation
Registration on Form S-4, filed March 29, 2011
File No. 333-173133

Ladies and Gentlemen:

This letter is being furnished by Tutor Perini Corporation, a Massachusetts corporation (the “Company”), in response to the comments raised in your letter dated April 7, 2011, from you to the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-173133) (the “Registration Statement”).  The responses below correspond to the captions and numbers of those comments (which are reproduced in italics below).

General

Supplemental Letter

1.                                       Staff comment:  We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:  Concurrently with filing Amendment No. 1 to the Registration Statement, the referenced letter has been provided by the Company.

Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

2.                                       Staff comment:  Please note that you will need to file counsel’s legal opinion before you can request the acceleration of the effective date of your registration statement.  Please allow sufficient time for staff review of the opinion and note that we may have comments on the opinion.

Response:  A copy of our legal opinion is included as Exhibit 5.1 of Amendment No. 1 to the Registration Statement.

Cautionary Disclosure Regarding Forward — Looking Statements, page iii

Forward-Looking Statements

3.                                       Staff comment:  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A (b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Company has revised the disclosure on page iii of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Incorporation of certain information by reference, page 74

4.                                       Staff comment:  We note that you incorporation your 2010 Form 10-K by reference, but that you have not yet filed your proxy material from which Part III information in the Form 10-K is incorporated by reference. Please note that you may not request acceleration of the registration statement until you file your proxy materials or an amendment to your Form 10-K to include this Part III information. Please see paragraph 123.01 of the Securities Act Forms C&DIs, available on our website.

Response:  The Company’s proxy statement has been filed.

Item 22 Undertakings, page 11-13

5.                                       Staff comment:  Please revise your undertakings to include the undertaking required by Item 512(b) of Regulation S-K, as it appears to apply to your transaction.

Response:  The Company has revised the disclosure on page II-13 of the Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at 818-362-8391 or Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Kenneth R Burk

Name:	Kenneth R. Burk

Title:	Executive Vice President and

Chief Financial Officer